UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
TWIN MINING CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

90169P
(CUSIP Number)

December 31, 2005 - Year End Filing
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	90169P

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Goodman & Company, Investment Counsel Ltd., 55th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 4A9

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Toronto, Ontario, Canada

Number of	5. Sole Voting Power	11,600,000 common shares + 6,800,000 warrants
Shares
Beneficially	6. Shared Voting Power	Nil
Owned by
Each	7. Sole Dispositive Power	11,600,000 common shares + 6,800,000 warrants
Reporting
Person With	8. Shared Dispositive Power	Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person -
11,600,000 common shares + 6,800,000 warrants are held within mutual funds or other client accounts managed by Goodman & Company, Investment Counsel Ltd. acting as Investment Counsel and Portfolio Manager.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

11. Percent of Class Represented by Amount in Row (9) 6.41% undiluted or assuming the conversion of the warrants, 9.80% partially diluted

12. Type of Reporting Person (See Instructions) IA

Page 2 of 5 pages

Item 1. (a) Name of Issuer
                   Twin Mining Corporation

Item 1. (b) Address of Issuer's Principal Executive Offices
                   155 University Avenue, Suite 1250, Toronto, Ontario, M5H 3B7

Item 2. (a) Name of Person Filing
                   Goodman & Company, Investment Counsel Ltd.

Item 2. (b) Address of Principal Business Office or, if none, Residence
                   55th Floor
                   40 King Street West,
                   Scotia Plaza
                   Toronto, Ontario, Canada
                   M5H 4A9

Item 2. (c) Citizenship
                   Canadian

Item 2. (d) Title of Class of Securities
                   Common Shares

Item 2. (e) CUSIP Number
                   Not Applicable

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CANADIAN INVESTMENT COUNSELLING FIRM

Page 3 of 5 pages

Item 4. Ownership.

(a) Amount beneficially owned:  11,600,000 common shares + 6,800,000 warrants
(b) Percent of class:  6.41% undiluted or assuming the conversion of the warrants, 9.80% partially diluted
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote  11,600,000 common shares + 6,800,000 warrants
                       (ii) Shared power to vote or to direct the vote  Nil
                       (iii) Sole power to dispose or to direct the disposition of 11,600,000 common shares + 6,800,000 warrants
                       (iv) Shared power to dispose or to direct the disposition of  Nil

Item 5. Ownership of Five Percent or Less of a Class
             Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not applicable.

Item 8. Identification and Classification of Members of the Group

Whereas a 13G report was previously filed by Dundee Wealth Management Inc. ("Dundee Wealth"), on February 7, 2005 in respect of common shares and warrants of Twin Mining Corporation ("Twin Mining") held by Canada Dominion Resource Limited Partnership XI and CMP 2003 Resource Limited Partnership (see 13G report dated February 4, 2005), this 13G report is an initial eligible institutional investor report filed by Goodman & Company, Investment Counsel Ltd. ("G&C") (an investment counsel and portfolio manager and indirect subsidiary of Dundee Wealth) in respect of holdings of client accounts under G&C's management. Since the last 13G report dated February 4, 2005, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, now holds 11,600,000 common shares and 6,800,000 warrants of Twin Mining.

Item 9. Notice of Dissolution of Group
             Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 25, 2006
Date

/s/ Robert Cohen
Signature

Robert Cohen, Portfolio Manager
Name/Title

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Page 5 of 5 pages